Exhibit 99.1

UTStarcom Reports Unaudited Fourth Quarter and Full Year 2012 Financial Results

BEIJING, China, March 18, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband equipment products and services, today reported financial results for the fourth quarter and full year ended December 31, 2012.

As previously announced, the Company closed the divestiture of its IPTV business in August 2012 but has not yet met the requirements for reporting those results as discontinued operations because of the Company’s continuing involvement.  Therefore, to enable a comparison of results excluding the IPTV business and the amortization of PHS deferred revenue the Company is including non-GAAP comparisons throughout this press release.

UTStarcom President and Chief Executive Officer, Mr. William Wong, stated, “2012 was a year of significant transition for UTStarcom and a period during which we accomplished several important milestones.  Of primary importance, we executed a plan to exit the IPTV equipment business and launched a new strategy designed to transform the Company into a higher growth, more profitable business focused on providing next generation media operational support services and higher value-added broadband equipment offerings.  In support of this new strategy, we began making strategic investments in new partners, such as aioTV, and bolstered our relationship with iTV.  Both of these actions will allow us to build and deploy a TV over IP services platform.  In addition, we used our robust cash position to help build long-term value for our shareholders by continuing to repurchase stock and effecting a tender offer that was completed in early 2013.  In all, we have returned a total of $45 million to shareholders since 2011.”

“While there is a great deal more to do, we are very pleased with the positive initial progress that is underway. We believe our clearly defined new strategy positions us well in the evolving media environment to capture growth opportunities in 2013 and beyond.  We expect this will result in stronger and more predictable financial results over time as well as enable us to deliver enhanced value for UTStarcom’s long-term and very loyal shareholders.”

Full Year 2012 Milestones and Operating Highlights

•                  Successfully closed the divestiture of the underperforming IPTV business.

•                  Outlined a new strategy to transform the Company into a higher growth, more profitable business.

•                  Invested in new partnerships that will progress the strategy to take significant stakes in companies that have market leading technology and will bolster the roll-out of subscription-based, value-added media services across Asia and other markets.

•                  Strengthened the executive management team and added a new independent director to the Board.

Fourth Quarter and Full Year 2012 Financial Performance Highlights

•                  Fourth quarter and full year 2012 non-GAAP revenues decreased 13.0% and 12.2% year-over-year to $41.0 million and $157.3 million.

•                  Fourth quarter and full year 2012 non-GAAP gross margin was 32.4% and 34.3%, respectively, compared to 34.3% and 40.6%, respectively, for the corresponding period of 2011.

•                  Fourth quarter non-GAAP net loss attributable to UTStarcom shareholders was $6.7 million, or non-GAAP basic loss per share of $0.05, compared to 2011 fourth quarter non-GAAP net loss of $2.7 million, or non-GAAP basic loss per share of $0.02.

Full year 2012 non-GAAP net loss attributable to UTStarcom shareholders was $16.4 million, or non-GAAP basic loss per share of $0.11, compared to full year 2011 non-GAAP net income of $2.5 million, or non-GAAP basic income per share of $0.02.

•                  Cash, cash equivalents and short-term investments were $179.9 million as of December 31, 2012.

•                  Allocated $45 million to execute shareholder value building initiatives including a tender offer and share repurchase.

UTStarcom Chief Financial Officer Mr. Robert Pu stated, “The fourth quarter trends followed closely what we experienced in the third quarter yet a shift in sales mix to less profitable products offset an increase in equipment sales relative to third quarter levels and impacted results.  Despite this shift, we were able to achieve our full year 2012 gross margin goal of approximately 35%. In addition, we made good progress on stabilizing our operating expenses and we will maintain strict cost control going forward.  Furthermore, our balance sheet remains strong with a December 31, 2012 cash position of approximately $180 million. This has allowed us to invest in new partnerships, consistently buy back shares, and complete a tender offer.  We will continue to efficiently manage working capital so we can fund our planned strategic initiatives and build out higher margin products and services to strengthen the business and financial performance.”

Fourth Quarter and Full Year 2012 Financial Results

As part of a plan to transition the Company into higher growth, more profitable areas, UTStarcom successfully closed the divestiture of its IPTV business on August 31, 2012.  As of December 31, 2012, the Company did not meet the requirements to report results from the IPTV division separately as discontinued operations. To enable a comparison of the financial results in year-to-date and future periods, the Company has prepared non-GAAP results. Included below are quarterly and year-to-date non-GAAP comparisons that exclude financial results from the IPTV business and amortization of PHS deferred revenue. The Company’s GAAP financial results and reconciliation with the non-GAAP numbers discussed in this release are at the end of this press release.

Total Revenues

UTStarcom’s total revenues for the fourth quarter of 2012 were $43.3 million, a decrease of 48.2% year-over-year from $83.5 million for the corresponding period of 2011. Total revenues for the twelve months ended December 31, 2012 were $186.7 million, a decrease of 41.8% year-over-year from $320.6 million for the corresponding period of 2011.

UTStarcom’s non-GAAP total revenues for the fourth quarter of 2012 were $41.0 million, a decrease of 13.0% year-over-year from $47.1 million for the corresponding period of 2011. Non-GAAP total revenues for the twelve months ended December 31, 2012 were $157.3 million, a decrease of 12.2% year-over-year from $179.1 million for the corresponding period of 2011.

Three months ended December 31, 2012 and 2011

•                  Non-GAAP net sales from equipment for the fourth quarter of 2012 were $34.7 million, a decrease of 14.7% year-over-year. The decrease was mainly caused by decreased sales of PTN products in Japan and GEPON products in China which was partially offset by increased sales of MSAN products in Japan.

•                  Non-GAAP net sales from equipment-based services for the fourth quarter of 2012 were $6.3 million, a decrease of 2.0% year-over-year.

Twelve months ended December 31, 2012 and 2011

•                  Non-GAAP net sales from equipment for the twelve months ended December 31, 2012 were $133.8 million, a decrease of 9.8% year-over-year. The decrease was mainly driven by decreased sales of PTN products in Japan and GEPON products in China which was partially offset by increased sales of MSAN products in Japan. The $7.4 million of equipment revenue recognized from the Jersey Telecom Limited contract in the second quarter of 2011 also contributed to the year-over-year decrease.

•                  Non-GAAP net sales from equipment-based services for the twelve months ended December 31, 2012 were $23.2 million, a decrease of 24.5% year-over-year. The decrease was mainly due to fewer NGN product-related services provided in 2012. The $3.9 million of equipment-based service revenue recognized from the Jersey Telecom Limited contract in the second quarter of 2011 also contributed to the year-over-year decrease.

Gross Profit

UTStarcom’s gross profit was $13.7 million, or 31.7% of net sales, for the fourth quarter of 2012, compared to $28.6 million, or 34.2% of net sales, for the corresponding period of 2011. Gross profit was $68.2 million, or 36.5% of net sales, for the twelve months ended December 31, 2012, compared to $114.3 million, or 35.7% of net sales, for the corresponding period of 2011.

UTStarcom’s non-GAAP gross profit was $13.3 million, or 32.4% of net sales, for the fourth quarter of 2012, compared to $16.2 million, or 34.3% of net sales, for the corresponding period of 2011. Non-GAAP gross profit was $54.0 million, or 34.3% of net sales, for the twelve months ended December 31, 2012, compared to $72.8 million, or 40.6% of net sales, for the corresponding period of 2011.

Three months ended December 31, 2012 and 2011

•                  Non-GAAP gross profit for equipment sales for the fourth quarter of 2012 was $13.0 million, a decrease of 20.3% year-over-year. Non-GAAP gross margin for equipment sales for the fourth quarter of 2012 was 37.5%, compared to 40.1% for the corresponding period in 2011. The margin decrease was primarily due to increased sales of MSAN products, which have relatively lower gross margins compared to PTN products, in the fourth quarter of 2012.

•                  Non-GAAP gross profit for equipment-based services for the fourth quarter of 2012 was $0.3 million, compared to gross loss of $54 thousand for the corresponding period of 2011. Gross margin for equipment-based services for the fourth quarter of 2012 was 4.7%, compared to negative 0.8% for the corresponding period of 2011. The margin increase was primarily due to higher margin of MSTP and NGN product-related services provided in the fourth quarter of 2012.

Twelve months ended December 31, 2012 and 2011

•                  Non-GAAP gross profit for equipment sales for the twelve months ended December 31, 2012 was $51.4 million, a decrease of 21.2% year-over-year. Gross margin for equipment sales for the twelve months ended December 31, 2012 was 38.4%, compared to 44.0% for the corresponding period of 2011. The margin decrease was primarily due to higher equipment gross margin generated from $7.4 million in equipment revenue recognized from the Jersey Telecom Limited contract in the second quarter of 2011 and from increased sales of relatively lower margin MSAN products compared to PTN products in 2012.

•                  Non-GAAP gross profit for equipment-based services for the twelve months ended December 31, 2012 was $2.7 million, a decrease of 65.9% year-over-year. Gross margin for equipment-based services for the twelve months ended December 31, 2012 was 11.4%, compared to 25.3% for the corresponding period of 2011. The margin decrease was primarily due to fewer NGN product-related services provided in 2012, while fixed services costs remained relatively constant.

Operating Expenses

Operating expenses for the fourth quarter of 2012 were $16.7 million, a decrease of 16.7% year-over-year, from $20.0 million for the corresponding period in 2011. Operating expenses for the twelve months ended December 31, 2012 were $99.5 million, an increase of 6.9% year-over-year from $93.1 million for the corresponding period of 2011.

Non-GAAP operating expenses for the fourth quarter of 2012 were $16.9 million, an increase of 17.1% year-over-year, from $14.4 million for the corresponding period in 2011. Non-GAAP operating expenses for the twelve months ended December 31, 2012 were $68.8 million, an increase of 10.1% year-over-year, from $62.5 million for the corresponding period of 2011.

Three months ended December 31, 2012 and 2011

•                  Non-GAAP SG&A expenses in the fourth quarter of 2012 were $11.9 million, an increase of 19.3% year-over-year. The increase was primarily due to an increase in consulting fees and the accelerated amortization of Beijing office leasehold improvement due to early termination, which was partially offset by decrease in personnel costs as a result of restructuring efforts.

•                  Non-GAAP R&D expenses in the fourth quarter of 2012 were $4.3 million, an increase of 0.2% year-over-year.

•                  Non-GAAP impairment of goodwill and other long-lived assets in the fourth quarter of 2012 were $1 million due to investment impairment on GCT SemiConductor.

•                  Non-GAAP net gain on divestitures in the fourth quarter of 2012 was $0.2 million, compared to $0.4 million in 2011.

Twelve months ended December 31, 2012 and 2011

•                  Non-GAAP SG&A expenses for the twelve months ended December 31, 2012 were $46.9 million, a decrease of 5.5% year-over-year. The decrease was primarily due to a decrease in personnel costs and the fixed cost as a result of our restructuring efforts which were partially offset by the increased consulting fees and the accelerated amortization of Beijing office leasehold improvement due to early termination.

•                  Non-GAAP R&D expenses for the twelve months ended December 31, 2012 were $20.5 million, an increase of 49.1% year-over-year. The increase was primarily due to an increase in consulting fees for several strategic outsourced design projects.

•                  Non-GAAP impairment of goodwill and other long-lived assets for the twelve months ended December 31, 2012 were $1.8 million due to investment impairment on GCT SemiConductor and Xalted Networks.

•                  Non-GAAP amortization of intangible assets for the twelve months ended December 31, 2012 was approximately $0.5 million compared to $1.2 million for the corresponding period of 2011 as a result of the amortization of intangible assets acquired in the iTV Media investment, formerly Stage Smart. The Company deconsolidated iTV Media in the second quarter of 2012 and the amortization of intangible assets was terminated as of the end of that period.

•                  Non-GAAP restructuring costs for the twelve months ended December 31, 2012 were approximately $0.4 million, a decrease of 85.0% year-over-year. The decrease was primarily the result of the restructuring plan of year 2009 which was completed in 2012.

•                  Non-GAAP net gain on divestitures for the twelve months ended December 31, 2012 was $1.3 million, a decrease of 72.3% year-over-year. The gain related to the contingent gain realized in 2012 upon releasing of the remaining obligations in connection with the sale of China Packet Data Services Node (“PDSN”) assets in the third quarter of 2010.

GAAP net loss on divestiture for the twelve months ended December 31, 2012 was $16.2 million, an increase of $20.7 million year-over-year, which mainly due to the loss related to the divestiture of IPTV business.

Operating Loss

Operating loss for the fourth quarter of 2012 was $3.0 million, compared to operating income of $8.5 million for the corresponding period of 2011. Operating loss for the twelve months ended December 31, 2012 was $31.4 million, compared to operating income of $21.2 million for the corresponding period of 2011.

Non-GAAP operating loss for the fourth quarter of 2012 was $3.6 million, compared to non-GAAP operating income of $1.8 million for the corresponding period of 2011. Non-GAAP operating loss for the twelve months ended December 31, 2012 was $14.8 million, compared to non-GAAP operating income of $10.3 million for the corresponding period of 2011.

Other Income (Expense), Net

Three months ended December 31, 2012 and 2011

Net other expense for the fourth quarter of 2012 was $4.6 million compared to net other expense of $5.4 million for the corresponding period of 2011.  Net other expense in the fourth quarter of 2012 primarily consisted of $4.7 million of foreign exchange loss as a result of depreciation of JPY against USD in the quarter. Net other expense for the fourth quarter of 2011 primarily consisted of a $5.4 million foreign exchange loss attributed to the depreciation of INR against USD in the quarter.

Twelve months ended December 31, 2012 and 2011

Net other expense for the twelve months ended December 31, 2012 was $3.0 million compared to net other expense of $8.6 million for the corresponding period in 2011.  Net other expense for the twelve months ended December 31, 2012 primarily consisted of income of $1.5 million resulting from the release of a portion of the reserve related to tax liabilities provided to the buyers of UTStarcom’s subsidiary in Korea due to the expiration of the statute of limitation, and $4.7 million of foreign exchange loss as a result of depreciation of JPY against USD in 2012.  Net other expense for the twelve months ended December 31, 2011 primarily consisted of $8.9 million of foreign exchange loss, mainly attributed to the depreciation of the INR against USD in the first nine months of 2011.

Net Income (Loss)

Net loss attributable to UTStarcom shareholders for the fourth quarter and the twelve months of 2012 was $6.4 million and $33.2 million, respectively. Net income attributable to UTStarcom shareholders for the fourth quarter and the twelve months of 2011 was $4.1 million and $13.4 million, respectively.  Basic loss per share for the fourth quarter and the twelve months of 2012 amounted to $0.05 and $0.23, respectively.  Basic income per share for the fourth quarter and the twelve months of 2011 was $0.03 and $0.09, respectively.

The non-GAAP net loss attributable to UTStarcom shareholders for the fourth quarter and the twelve months of 2012 was $6.7 million and $16.4 million, respectively. Non-GAAP net loss attributable to UTStarcom shareholders for the fourth quarter of 2011 was $2.7 million and non-GAAP net income attributable to UTStarcom shareholders for the twelve months of 2011 was $2.5 million. Non-GAAP basic loss per share for the fourth quarter and the twelve months of 2012 amounted to $0.05 and $0.11, respectively.  Non-GAAP basic loss per share for the fourth quarter of 2011 was $0.02 and non-GAAP basic income per share for the twelve months of 2011 was $0.02.

Cash Flow

•                  Net cash used by operating activities for the fourth quarter of 2012 was $6.4 million.

•                  Non-GAAP net cash used by operating activities for the fourth quarter of 2012 was $6.4 million.

•                  Cash used by investing activities for the fourth quarter of 2012 was $20.8 million, primarily driven by the closing of the IPTV divestiture as well as $11.0 million in investments in iTV Media and aioTV.

•                  Non-GAAP cash used by investing activities for the fourth quarter of 2012 was $17.8 million, primarily driven by the Company’s $11.0 million in investments in iTV Media and aioTV.

•                  Cash used in financing activities for the fourth quarter of 2012 was $2.0 million, primarily for repurchasing shares of the Company’s common stock.

As of December 31, 2012, UTStarcom had cash and cash equivalents and short-term investments of $179.9 million.

Overview of Recent Key Events

New Strategy

In mid-2012, the Company divested its underperforming IPTV equipment business and announced its new strategic plan to drive growth and profitability and enhance shareholder value.  The plan includes three primary strategies: deploy a TV over IP Services Platform, pursue internal product development and strategic acquisitions to build out these new services, and design an optimal operating structure to maximize the potential of business units and foster innovation, collaboration and efficiency.

New Partnerships

In the last several months, the Company has invested in and expanded strategic partnerships as part of the roll-out of its new strategy.  These are intended to build momentum in 2013 as well as accelerate UTStarcom’s ongoing transition into a higher growth business and becoming a next generation media service provider.

•                  The Company acquired a 44% stake in aioTV Inc., a leading international cloud-based video aggregation and distribution platform, becoming its largest investor. The transaction gives the Company access to technology that will bolster its rollout of subscription-based value added media services.

•                  The Company made significant progress in the introduction of media operational support services, as its partner, iTV Media, of which the Company is the single largest investor, launched new ventures in Thailand and Spain.

•                  iTV Media announced it will deploy its IPTV and video on demand (VOD) services in Spain in January 2013 through a strategic partnership with Mira TV.

•                  iTV Media announced a launch of the MeTV IPTV service in Thailand in October 2012 through a strategic partnership with a leading national telecommunications services provider.

•                  In October 2012 the Company expanded its partnership with Chunghwa Telecom to further strengthen its broadband services in Taiwan.

Returning Cash to Shareholders

UTStarcom has been actively working to enhance value for its long-term shareholders.  The Company completed a US$30 million cash tender offer in the first quarter of 2013 for 25,000,000 of the Company’s outstanding ordinary shares at a purchase price of US$1.20 per share.  In addition, the Company’s continued commitment to its share repurchase program reflects management’s long-term confidence in the Company. As of December 31, 2012, the Company has repurchased approximately 12.5 million shares, amounting to $15.0 million worth of the cumulative total under the current $20 million shares repurchase program.

NASDAQ Listing Qualification Compliance

UTStarcom will hold an extraordinary general meeting of its shareholders on March 21, 2013 to vote on a plan to effect a 3:1 reverse share split with the goal of increasing the liquidity of the shares and increase the trading price per share.  On March 15, 2013, the Company received formal notice from NASDAQ that it was not in compliance with the listing requirements relating to the price per share at which the Company’s shares trade.  The Company has 180 days to regain compliance with the listing standards.  The Company expects the reverse share split to increase the trading price and bring the Company into compliance.

Business Outlook

The Company currently views 2013 as a year of investment and continued transition.  At the same time, the Company presently expects to achieve a degree of incremental improvement in overall financial performance versus 2012.  There will be a need to replace unprofitable revenue that was removed with the IPTV divestiture and revenue will be below last year while this process is on-going and the top line is in transition.  At the same time, the Company will focus on holding margins relatively stable by maintaining a similar product mix to 2012 as well as making additional progress with lowering operating expenses.

Importantly, the Company’s current outlook is based on constant currency rates versus 2012.

Looking further ahead, the new strategic plan is expected to in time result in a more predictable, recurring revenue stream based on an array of sources, including subscription fees, platform licensing fees, and fees on value added services as well as higher margins due to the increased profitability of these revenues. UTStarcom will be focusing its growth efforts in China and across Asia and, based on current plans, expects to invest in and launch its TV over IP services in multiple countries during 2013.  The Company anticipates revenue from the new TV over IP services to become the majority revenue contributor for UTStarcom by 2015, with gross margins in this line of the business exceeding 50% in that same timeframe.

Mr. Wong concluded, “As we look ahead, we are aware that this is a year that will require focus and hard work as we invest in and build a platform for the future.  However, we are confident that our new strategy will translate into accelerated rates of growth and significant overall improvement in the Company’s business performance beginning in 2014 and we are excited about the long-term opportunities before us.”

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses certain non-GAAP measures to present those GAAP metrics as if IPTV business and PHS-related deferred revenue amortization had been excluded prior to each time period reflected. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding amortization of PHS net sales and IPTV related business that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  These non-GAAP measures are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Fourth Quarter 2012 Conference Call Details

UTStarcom’s management will host an earnings conference call at 7:30 a.m. U.S. Eastern Time on March 18, 2013 (7:30 p.m. Beijing/Hong Kong Time on March 18, 2013).

The conference call dial-in numbers are as follows:

United States: + 1-800-860-2442

International:  + 1-412-858-4600

China: 10-800-712-2304

Hong Kong: 800-962475

The conference ID number is 10026253.

A replay of the call will be available one hour after the end of the conference until 9:00 a.m. U.S. Eastern Time on March 26, 2012.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:  + 1-412-317-0088

The conference ID number for accessing the recording is 10026253.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services.  UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000.  It has operational headquarters in Beijing, China and research and development operations in China and India.  In year 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s expectations relating to the deployment and growth of its operational support services business, the sufficiency of its cash balance, the effects of the reverse split, the Company’s investment, revenue, and gross margin and cash flow expectations for 2013. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest Annual Report on Form 20-F and Current Reports on Form 6-K,as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Eric Boyriven (New York)

Tel: +212-850-5671

Email: Eric.Boyriven@fticonsulting.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2012	2011
	(In thousands, except par value)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$179,880	$303,998
Accounts and notes receivable, net	15,000	20,216
Inventories and deferred costs	151,500	137,484
Prepaids and other current assets	40,960	42,099
Total current assets	387,340	503,797
Long-term assets:
Property, plant and equipment, net	8,866	12,199
Goodwill	—	13,820
Intangible assets, net	—	3,625
Long-term deferred costs	20,556	39,741
Other long-term assets	72,564	27,758
Total assets	$489,326	$600,940

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$24,991	$23,530
Customer advances	89,362	82,589
Deferred revenue	41,461	64,989
Other current liabilities	35,154	52,679
Total current liabilities	190,968	223,787
Long-term liabilities:
Long-term deferred revenue and other liabilities	80,467	106,114
Total liabilities	271,435	329,901

Total equity	217,891	271,039
Total liabilities and equity	$489,326	$600,940

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
	(in thousands, except per share data)

Net sales	$43,274	$83,465	$186,728	$320,576
Cost of net sales	29,572	54,915	118,570	206,242
Gross profit	13,702	28,550	68,158	114,334
	31.7%	34.2%	36.5%	35.7%
Operating expenses:
Selling, general and administrative	11,865	11,330	52,457	63,857
Research and development	4,281	8,532	28,131	30,123
Amortization of intangible assets	—	310	516	1,239
Impairment of goodwill and other long-lived assets	955	26	1,808	26
Restructuring	—	211	358	2,386
Net loss (gain) on divestiture	(401)	(361)	16,239	(4,546)
Total operating expenses	16,700	20,048	99,509	93,085

Operating income (loss)	(2,998)	8,502	(31,351)	21,249

Interest income, net	815	821	2,372	2,061
Other expense, net	(4,637)	(5,400)	(2,973)	(8,615)
Income (loss) before income taxes	(6,820)	3,923	(31,952)	14,695
Income taxes benefit(expense)	415	(457)	(2,392)	(2,918)
Net income (loss)	(6,405)	3,466	(34,344)	11,777

Net loss attributable to noncontrolling interest	(1)	604	1,194	1,610
Net income (loss) attributable to UTStarcom Holdings Corp.	$(6,406)	$4,070	$(33,150)	$13,387

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.05)	$0.03	$(0.23)	$0.09
Weighted average shares outstanding—Basic	141,609	152,859	145,538	154,473

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(6,405)	$3,466	$(34,344)	$11,777
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	871	854	3,949	3,082
Amortization of deferred gain on sale-leaseback	—	—	—	(625)
Provision for (recovery of) doubtful accounts	(117)	(1,267)	(1,154)	2,212
Stock-based compensation expense	567	458	2,982	3,029
Net loss(gain) on divestitures	(416)	(361)	16,241	(4,546)
Other-than-temporary impairment of equity investments	954	450	1,808	450
Deferred income taxes	(1,746)	273	(1,866)	712
Other	958	(71)	879	(467)
Changes in operating assets and liabilities,net of effect of iTV deconsolidation	(1,029)	(3,954)	(14,113)	(57,341)

Net cash used in operating activities	(6,363)	(152)	(25,618)	(41,717)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(335)	(1,626)	(5,445)	(9,347)
Net proceeds from divestitures	85	181	220	215
Change in restricted cash	(2,357)	1,235	(1,129)	5,478
Contribution of equity investment through a shareholder loan	—			(7,119)
Deconsolidation of ITV	—	—	(6,841)	—
Payment for IPTV divestiture and convertible bond	(3,045)	—	(56,010)	—
Purchase of an investment interest	(15,602)	(420)	(15,602)	(1,181)
Purchase of short-term investments	—	(1,074)	(2,267)	(8,365)
Proceeds from sale of short-term investments	422	2,729	4,300	9,039
Other	(3)	(176)	26	519
Net cash (provided by) used in investing activities	(20,835)	849	(82,748)	(10,761)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share upon exercise of options	—	—	—	124
Repurchase of ordinary share	(1,963)	(4,801)	(8,842)	(6,301)
Net cash used in financing activities	(1,963)	(4,801)	(8,842)	(6,177)
Effect of exchange rate changes on cash and cash equivalents	(3,657)	3,841	(4,834)	8,774
Net decrease in cash and cash equivalents	(32,818)	(263)	(122,042)	(49,881)
Cash and cash equivalents at beginning of period	212,402	301,889	301,626	351,507
Cash and cash equivalents at end of period	$179,584	$301,626	$179,584	$301,626

UTSTARCOM HOLDINGS CORP.

March 18, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-11	31-Dec-11	31-Dec-12	31-Dec-12
Non-GAAP Revenue	$47,093	$179,126	$40,992	$157,257

Non-GAAP Gross Profit	$16,156	$72,799	$13,300	$53,999
Non-GAAP Gross Margin %	34.3%	40.6%	32.4%	34.3%

Non-GAAP Operating Income (Loss)	$1,754	$10,319	$(3,566)	$(14,784)

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(2,678)	$2,457	$(6,741)	$(16,350)

Non-GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	$(0.02)	$0.02	$(0.05)	$(0.11)

Please refer to the preceding reconciliation tables for the adjustments to GAAP Revenue, Gross Profit, Operating Income (Loss), Net Income (Loss) and EPS.

UTSTARCOM HOLDINGS CORP.

March 18, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-11	31-Dec-11	31-Dec-12	31-Dec-12
GAAP Revenue (a)	$83,465	$320,576	$43,274	$186,728

Less: Amortization of PHS Revenue	$23,949	$95,327	—	—

Less: IPTV Revenue	$12,423	$46,123	$2,282	$29,470

Non-GAAP Revenue	$47,093	$179,126	$40,992	$157,257

(a) GAAP Revenue for each period is the consolidated revenue as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 18, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-11	31-Dec-11	31-Dec-12	31-Dec-12
GAAP Gross Profit (a)	$28,550	$114,334	$13,702	$68,158
GAAP Gross Margin %	34.2%	35.7%	31.7%	36.5%

Less: Gross Profit from Amortization of PHS Revenue	8,331	33,148	—	—

Less: Gross Profit from IPTV Revenue	4,063	8,387	402	14,159

Non-GAAP Gross Profit	$16,156	$72,799	$13,300	$53,999
Non-GAAP Gross Margin %	34.3%	40.6%	32.4%	34.3%

(a) GAAP Gross Profit and GAAP Gross Margin % for each period is the consolidated gross profit and gross margin % as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 18, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-11	31-Dec-11	31-Dec-12	31-Dec-12
GAAP Operating Expenses(a)	$20,048	$93,085	$16,700	$99,509

Less: Operating Expenses directly related to IPTV	$5,647	$30,605	$(167)	$30,725

Non-GAAP Operating Expenses	$14,401	$62,480	$16,867	$68,784

(a) GAAP Operating Expenses for each period is the consolidated Operating Expenses as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 18, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-11	31-Dec-11	31-Dec-12	31-Dec-12
GAAP Operating Income (Loss) (a)	$8,502	$21,249	$(2,998)	$(31,351)

Less: Profit from Amortization of PHS Revenue	$8,331	$33,148	—	—

Less: Profit from IPTV Revenue	$4,063	$8,387	$402	$14,159

Less: Operating Expenses directly related to IPTV	$5,647	$30,605	$(167)	$30,725

Non-GAAP Operating Income (Loss)	$1,754	$10,319	$(3,566)	$(14,784)

(a) GAAP Operating Income (Loss) for each period is the consolidated operating loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 18, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-11	31-Dec-11	31-Dec-12	31-Dec-12
GAAP Income taxes benefit(expense)(a)	$(457)	$(2,918)	$415	$(2,392)

Less: Income tax expenses directly related to IPTV	$0	$0	$(233)	$(233)

Non-GAAP Income taxes benefit(expense)	$(457)	$(2,918)	$648	$(2,159)

(a) GAAP Income taxes benefit(expense) for each period is the consolidated Operating Expenses as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 18, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-11	31-Dec-11	31-Dec-12	31-Dec-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$4,070	$13,387	$(6,406)	$(33,150)

Less: Profit from Amortization of PHS Revenue	$8,331	$33,148	—	—

Less: Profit from IPTV Revenue	$4,063	$8,387	$402	$14,159

Less: Operating Expenses directly related to IPTV	$5,647	$30,605	$(167)	$30,725

Less: Income tax benefit(expense) directly related to IPTV	$0	$0	$(233)	$(233)

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(2,678)	$2,457	$(6,741)	$(16,350)

(a) GAAP Net Income (Loss) for each period is the consolidated net loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 18, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-11	31-Dec-11	31-Dec-12	31-Dec-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$4,070	$13,387	$(6,406)	$(33,150)

Less: Profit from Amortization of PHS Revenue	$8,331	$33,148	$0	$0

Less: Profit from IPTV Revenue	$4,063	$8,387	$402	$14,159

Less: Operating Expenses from IPTV Related	$5,647	$30,605	$(167)	$30,725

Less: Income tax benefit(expense) directly related to IPTV	$0	$0	$(233)	$(233)

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(2,678)	$2,457	$(6,741)	$(16,350)

Weighted Average Shares Outstanding—Basic	152,859	154,473	141,609	145,538

GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	0.03	0.09	(0.05)	(0.23)

Non-GAAP Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic	(0.02)	0.02	(0.05)	(0.11)

(a) GAAP Net Income (Loss) per share for each period is the consolidated net income (loss) as reported on Form 6-K, as applicable, for such period.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

GAAP Net cash used in operating activities	(6,363)	(152)	(25,618)	(41,717)
Less: Net cash provided by (used in) IPTV operating activities		(5,429)	(14,241)	(25,037)
Non-GAAP Net cash used in operating activities	(6,363)	5,277	(11,377)	(16,680)

CASH FLOWS FROM INVESTING ACTIVITIES:

GAAP Net cash provided by (used in) investing activities	(20,835)	849	(82,748)	(10,761)
Less: Net cash provided by (used in) IPTV investing activities	(3,045)	(403)	(36,489)	(498)
Non-GAAP Net cash used in investing activities	(17,790)	1,252	(46,259)	(10,263)

CASH FLOWS FROM FINANCING ACTIVITIES:

GAAP Net cash used in financing activities	(1,963)	(4,801)	(8,842)	(6,177)
Less: Net cash provided by (used in) IPTV financing activities	—	—	—	—
Non-GAAP Net cash provided by (used in) financing activities	(1,963)	(4,801)	(8,842)	(6,177)

Effect of exchange rate changes on cash and cash equivalents	(3,657)	3,841	(4,834)	8,774
Non-GAAP Net decrease in cash and cash equivalents in continuing operations	(29,773)	5,569	(71,312)	(24,346)
Non-GAAP Net increase (decrease) in cash and cash equivalents in IPTV disposed operation	(3,045)	(5,832)	(50,730)	(25,535)

Cash and cash equivalents at beginning of period	212,402	301,889	301,626	351,507
Cash and cash equivalents at end of period	$179,584	$301,626	$179,584	$301,626

UTStarcom Holdings Corp. Fourth Quarter and Full Year 2012 Results NASDAQ: UTSI March 2013 Mr. William Wong, CEO Mr. Robert Pu, CFO 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its media operational support services business, the divestiture of its IPTV equipment business and the Company’s performance in 2012. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2011 and third quarter 2012 earnings conference calls and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations. 2

3 Earnings Call Agenda 1 Recap of Key Actions Taken in 2012 Update on Progress Update on Shareholder Value Initiatives Overview of Fourth Quarter and Full Year Results 2 3 4 5 Company Outlook 6 Summary of Key Highlights

Recap of Key Actions Taken in 2012 4 1

2012 was a Year of Significant Change for UTStarcom IPTV Divestiture. Launched new strategy to create a leading next generation media service company. Strengthened management team and board of directors. Transition into a higher growth, more profitable business. Create greater value for shareholders now and over the long-term. Equipment Focused Business transition into Next Generation Media Services Provider Recap of Key Actions Taken in 2012 5

Guiding Priorities Advance our efforts to transition into higher growth, more profitable areas and enhance the value of the business. Redeploy working capital to support higher return opportunities, particularly in the value-added services area. Generate a more predictable, subscriber-based recurring revenue stream. 6

The Three Components of Our New Strategy Develop Media Operational Support Services Offering by Creating and Building a TV over IP Services Platform 1 Build Out New Services through a Combination of Internal Development and Strategic Acquisitions 2 Design an Optimal Operating Structure to Maximize the Potential of Business Units 3 7

Update on Progress 8 2

Update on Progress The IPTV divesture was a turning point for the Company, the effects of which we will continue to see for the next several quarters and years. Able to achieve our full year 2012 gross margin target of approximately 35%. Made good progress in stabilizing operating expenses and setting a standard for maintaining strict cost control going forward. Returned cash to shareholders through share repurchase and commencement of share tender offer (completed in January 2013). iTV Media aioTV Moved forward with important new strategic partnerships 9 Accomplished a great deal in the second half of 2012

iTV Media 10 iTV Media in Thailand In October 2012, iTV Media deployed its carrier grade internet TV managed services (MeTV) nationwide in Thailand through a strategic partnership with TOT, a leading telecommunications provider in Thailand. iTV Media aggregates over 150 channels including local content and premium licensed studio content from international media companies, 30 channels are of HD quality and iTV Media operates the TV over IP service platform on the ground. iTV Media in Spain iTV Media recently notched another milestone by forging an agreement to license its TV over IP and video on demand services to the Spanish OTT/IPTV provider Mira TV. iTV Media will reach approximately 200,000 subscribers in Spain by 2014.

aioTV 11 aioTV In 2012 UTStarcom acquired a 44% stake as the largest shareholder in aioTV Inc., a leading international cloud-based video aggregation and distribution platform, becoming its largest single shareholder. The transaction gives the Company access to technologies that will bolster its rollout of subscription-based value added media services in North and South America. aioTV has just launched an OTT product, Pass Box, that is expected to reach up to one million subscribers by 2014.

Update on Shareholder Value Initiatives 12 3

Worked very hard to enhance value for our shareholders. Continued with our $20 million share repurchase program. Execute the maximum rate allowed under the repurchase program Repurchased approximately $15.0 million worth of shares in cumulative total Initiated a cash tender offer to repurchase 25,000,000 outstanding shares at $1.20 per share. The $30 million tender offer was completed in early 2013 Returning Cash to Shareholders 13

Overview of Fourth Quarter and Full Year Results 14 4

15 Summary Overview Fourth quarter trends followed closely what was experienced in the third quarter. Achieved full year 2012 gross margin goal of approximately 35%. Stabilizing operating expenses and have a plan in place for strict cost controls. Continue to maintain a strong balance sheet with cash of approximately $180m and no debt. Key Financial Highlights

Non-GAAP Total Revenue Non-GAAP total revenues for the fourth quarter of 2012 were $41.0 million, a decrease of 13.0% year-over-year from $47.1 million for the corresponding period of 2011. Non-GAAP total revenues for the twelve months ended December 31, 2012 were $157.3 million, a decrease of 12.2% year-over-year from $179.1 million for the corresponding period of 2011. US$(mm) 16

Non-GAAP Gross Profit Non-GAAP Q4 2012 gross profit was $13.3 million vs. Q4 2011 gross profit of 16.2 million. Non-GAAP gross profit in the twelve months of 2012 was $54.0 million vs. twelve months 2011 gross profit of $72.8 million. US$(mm) US$(mm) 17

Non-GAAP Gross Margin Non-GAAP Q4 2012 gross margin was 32.4% vs. Q4 2011 gross margin was 34.3%. Non-GAAP gross margin in the twelve months of 2012 was 34.3% vs. twelve months 2011 gross margin of 40.6%. 18

US$ (mm) Non-GAAP Operating Expenses The one – time gain on divestiture of $4.2 million in the third quarter of 2011 was due to contingent gain realized upon entering into a three-party assignment agreement. US$ (mm) 19

Non-GAAP Operating Result and Net Income/Loss US$ (mm) 20 Non-GAAP Operating Income/Loss Comparison Non-GAAP Net Income/Loss Comparison US$ (mm)

Cash balance of $179.9 million in cash, cash equivalents and short-term investment Zero debt Q4 2012 Cash Position Cash Distribution by Currency Cash Distribution by Region 21

Quarterly non-GAAP net cash used by operating activities for the fourth quarter of 2012 was $6.4 million. Impact on cash balance due to IPTV divestiture and other investments IPTV divestiture related payment Convertible bond to iTV Media Investment in aioTV Share repurchase program update: The Company repurchased $2.0 million in ordinary shares in the fourth quarter of 2012 The cumulative total execution under the current program is $15.0 million Board extended the repurchase program for an additional six months through August 2013 The Company completed a $30 million tender offer in Q1 2013 Non-GAAP Cash Flow Analysis 22

Company Outlook 23 5

24 2013 will be a year of investment and continued transition. Expect to achieve a degree of incremental improvement in overall financial performance versus 2012. Revenue will be below last year as the top line is in transition. Will focus on holding margins relatively stable by maintaining a similar product mix to 2012 as well as making additional progress with lowering operating expenses. (Current outlook is based on constant currency rates versus 2012.) Company Outlook Near-Term Outlook Longer-Term Outlook New strategy expected to result in more predictable and recurring revenue stream, stronger financial results, and higher rates of growth beginning in 2014. Anticipate revenue from new TV over IP services to become majority revenue contributor by 2015. Overall gross margin of new TV over IP services expected to reach more than 50% by 2015.

Summary of Key Highlights 25 6

26 Summary of Key Highlights 2012 was a year of significant and positive change for the Company. Successful divestiture of IPTV and launch of new strategy. Early in roll-out but seeing signs of very good initial traction and the execution of the new strategy is well on track. Now have a much stronger management team and board of directors. Have had very encouraging developments with new or expanded partnerships like those with iTV Media and aio TV. Have made great progress with shareholder value initiatives $45 million allocated to execute shareholder value building initiatives including share repurchase program and a tender offer. Reverse share split is planned to occur shortly as well and we expect that it will increase the marketability and liquidity of our common stock. Have a positive outlook and excited about long-term prospects.

Investor Relations Contacts UTStarcom, Investor Relations Jing Ou-Yang Tel: + 86-10-8520-5153 Email: jouyang@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Eric Boyriven (New York) Tel: +212-850-5671 Email: Eric.Boyriven@fticonsulting.com 27